Exhibit 99.8

Thailand – Start-up of production of offshore Greater Bongkot South field

TOTAL

2, place Jean Millier

La Défense 6

92 400 Courbevoie France

Fax: + 33 (0) 1 47 44 68 21

Isabelle DESMET

Tel.: + 33 (0) 1 47 44 37 76

Charles-Etienne LEBATARD

Tel.: + 33 (0) 1 47 44 45 91

Victoria CHANIAL

Tel.: + 33 (0) 1 47 44 35 86

Aude COLAS DES FRANCS

Tel.: + 33 (0) 1 47 44 47 05

Michaël CROCHET-VOUREY

Tel.: + 33 (0) 1 47 44 81 33

Sandra DANTE

Tel.: + 33 (0) 1 47 44 46 07

Christine de CHAMPEAUX

Tel.: + 33 (0) 1 47 44 47 49

Hortense OURY

Tel.: + 33 (0) 1 47 44 23 34

Florent SEGURA

Tel.: + 33 (0) 1 47 44 31 38

Frédéric TEXIER

Tel.: + 33 (0) 1 47 44 38 16

Anastasia ZHIVULINA

Tel.: + 33 (0) 1 47 44 76 29

TOTAL S.A.

Capital 5,909,418,282.50 euros

542 051 180 R.C.S. Nanterre

www.total.com

Paris, April 23, 2012 – Total and the partners of the Bongkot Joint Venture announce the start of the production from the Greater Bongkot South (GBS) gas and condensate field in the Gulf of Thailand. The Joint Venture is operated by PTTEP (44.45%), alongside partners Total (33.33%) and BG Group (22.22%).

Jean-Marie Guillermou, Senior Vice-President for Total Exploration-Production mentioned: “I am delighted with the start-up of the Great Bongkot South field in line with the schedule and within the budget which will increase by 50% our production capacity in Thailand and will enable the Bongkot Joint Venture to further contribute to the growing gas demand in Thailand. After the recent successful start-up of Pazflor and Usan, in Angola and Nigeria respectively, this development is a new milestone in the implementation of Total’s growth strategy.”

The offshore GBS field is located in the Gulf of Thailand’s blocks B16 and B17, approximately 200 kilometres East of Songkhla. This new standalone development consists of a central processing platform, a living quarter platform and 13 wellhead platforms.

The processing platform has a capacity of 350 million cubic feet of gas per day and 15,000 barrels of condensate per day. Gas is exported via a new build spur line to the PTT grid while condensate is exported to the existing Floating, Storage and Offloading (FSO) vessel at the Greater Bongkot North field, which is located 80 kilometres to the north.

Total Exploration and Production in Thailand

The Greater Bongkot North field (33.33%) is Total’s only E&P asset in Thailand. In 2011, this field contributed 41,000 barrels of oil equivalent per day to the Group’s production.

Total is also active in power in Thailand and holds a 28% interest in Eastern Power and Electric Company Ltd (EPEC). Since 2003, EPEC has been operating the combined cycle gas power plant of Bang Bo, with a capacity of 350 Mega Watts.

TOTAL

2, place Jean Millier

La Défense 6

92 400 Courbevoie France

Fax: + 33 (0) 1 47 44 68 21

Isabelle DESMET

Tel.: + 33 (0) 1 47 44 37 76

Charles-Etienne LEBATARD

Tel.: + 33 (0) 1 47 44 45 91

Victoria CHANIAL

Tel.: + 33 (0) 1 47 44 35 86

Aude COLAS DES FRANCS Tel.: + 33 (0) 1 47 44 47 05

Michaël CROCHET-VOUREY

Tel.: + 33 (0) 1 47 44 81 33

Sandra DANTE

Tel.: + 33 (0) 1 47 44 46 07

Christine de CHAMPEAUX

Tel.: + 33 (0) 1 47 44 47 49

Hortense OURY

Tel.: + 33 (0) 1 47 44 23 34

Florent SEGURA

Tel.: + 33 (0) 1 47 44 31 38

Frédéric TEXIER

Tel.: + 33 (0) 1 47 44 38 16

Anastasia ZHIVULINA

Tel.: + 33 (0) 1 47 44 76 29

TOTAL S.A.

Capital 5,909,418,282.50 euros

542 051 180 R.C.S. Nanterre

www.total.com

In Thailand, as in all the countries where Total has activities, the Group is engaged in initiatives towards the local communities and the environment. In Thailand, Total supports a reforestation project in the Petchaburi province, with local communities being hired and trained to plant and maintain trees. Furthermore, alongside PTTEP, Total sponsors a three-year poverty reduction project aiming to improve the local economy and living standards for hill-tribe villages in the Chiang Rai province, through the promotion of agro-forestry and farming, notably of terrace paddy fields, and micro-credit initiatives. Total also promotes research and development by co-sponsoring a corrosion laboratory at the King Mongkut’s University of Technology in North Bangkok.

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Total is one of the largest integrated oil and gas companies in the world, with activities in more than 130 countries. The Group is also a first rank player in chemicals. Its 96,000 employees put their expertise to work in every part of the industry – exploration and production of oil and natural gas, refining and marketing, new energies, trading, and chemicals. Total is working to help satisfy the global demand for energy, both today and tomorrow. www.total.com